UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-00812

UNITED TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)
10 Farm Springs
Farmington, Connecticut 06032
 (860) 728-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Corporate Units(1)
(CUSIP 913017 117)
 (Title of each class of securities covered by this Form)

(1)  Explanatory Note: This Certification and Notice of Termination of Registration on Form 15 covers only the Corporate Units of United Technologies Corporation (the "Company") and not any of its other classes of securities.  A Form 25 was filed in respect of the Corporate Units on August 10, 2015.  The Company's duty to file reports in respect of each of the other classes of securities listed below remains in effect.

Common Stock ($1 par value) (CUSIP 913017 10 9)
5.375% notes due 2017 (CUSIP 913017 BM 0)
1.800% notes due 2017 (CUSIP 913017 BU 2)
1.778% junior subordinated notes due 2018 (CUSIP 913017 BZ 1)
6.800% notes due 2018 (CUSIP 38238QAM8)
6.125% notes due 2019 (CUSIP 913017 BQ 1)
8.875% notes due 2019 (CUSIP 913017 AR 0)
4.500% notes due 2020 (CUSIP 913017 BR 9)
4.875% notes due 2020 (CUSIP 382388AW6)
8.750% notes due 2021 (CUSIP 913017 AS 8)
3.100% notes due 2022 (CUSIP 913017 BV 0)
1.250% notes due 2023 (CUSIP U91301 AD 0)
7.100% notes due 2027 (CUSIP 38238QAL0)
6.700% notes due 2028 (CUSIP 913017 AT 6)
7.500% notes due 2029 (CUSIP 913017 BA 6)
5.400% notes due 2035 (CUSIP 913017 BJ 7)
6.050% notes due 2036 (CUSIP 913017 BK 4)
6.800% notes due 2036 (CUSIP 382388AU0)
7.000% notes due 2038 (CUSIP 382388AL0)
6.125% notes due 2038 (CUSIP 913017 BP 3)
5.700% notes due 2040 (CUSIP 913017 BS 7)
4.500% notes due 2042 (CUSIP 913017 BT 5)
4.150% notes due 2045 (CUSIP 913017 CA 5)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certificate or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, United Technologies Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 20, 2015	UNITED TECHNOLOGIES CORPORATION

	By:	/s/ Charles F. Hildebrand
	Name:	Charles F. Hildebrand
Associate General Counsel and Assistant Secretary